Filed by Silver Spike Acquisition Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
under the Securities Exchange Act of 1934
Subject Company: Silver Spike Acquisition Corp.
Commission File No. 001-39021
Date: June 3, 2021

The following communication is being filed in connection with the proposed merger of Silver Spike Acquisition Corp. and WM Holding Company, LLC.

Silver Spike Acquisition Corp. Reminds Stockholders to Vote in Favor of Business Combination with WM Holding Company, LLC

NEW YORK and IRVINE, Calif. – June 3, 2021 – Silver Spike Acquisition Corp (Nasdaq: SSPK), a publicly traded special purpose acquisition company (“Silver Spike” or “the Company”), reminds its holders of common stock to vote in favor of the approval of the Company’s proposed business combination with WM Holding Company, LLC (“WMH”), a leading technology and software infrastructure provider to the cannabis industry, and the related proposals to be voted upon at Silver Spike’s extraordinary general meeting of shareholders (the “Special Meeting”).

The Special Meeting is scheduled for Thursday, June 10, 2021 at 10:00 a.m. ET to approve, among other things, the business combination with WMH. The Special Meeting will be held at the offices of Silver Spike, located at 660 Madison Ave., Suite 1600, New York, New York 10065.

Shareholders of record as of May 19, 2021 are entitled to receive notice of and to vote at the Special Meeting. Shareholders are encouraged to vote before 11:59 p.m. ET on June 9, 2021.

If the proposals at the Special Meeting are approved, the parties anticipate that the business combination will close shortly thereafter, subject to the satisfaction or waiver (as applicable) of all other closing conditions. Upon consummation of the business combination, Silver Spike intends to change its name to “WM Technology, Inc.” and apply for the continued listing on the Nasdaq of its Class A common stock and warrants under the symbols “MAPS” and “MAPSW,” respectively.

Silver Spike shareholders who need assistance in completing the proxy card, need additional copies of the proxy materials, or have questions regarding the Special Meeting may contact Silver Spike’s proxy solicitor, D.F. King & Co., Inc., at (212) 269-5550 (banks and brokers call collect at (877) 478-5045) or email at SSPK@dfking.com.

About WM Holding Company, LLC
Founded in 2008, WM Holding Company, LLC (“WMH” or “WM Holding”) is a leading technology and software infrastructure provider to the cannabis industry. WM Holding’s mission is to power a transparent and inclusive global cannabis economy. Now in its second decade, WMH has been a driving force behind much of the legislative change we’ve seen in the past 10 years.

WM Holding comprises B2C platform Weedmaps, and B2B software WM Business. The cloud-based SaaS solutions from WM Business provide an end-to-end operating system for cannabis retailers. WM Business’ tools support compliance with the complex, disparate, and constantly evolving regulations applicable to the cannabis industry. Through its website and mobile apps, WM Holding provides consumers with the latest information about cannabis retailers, brands, and products, facilitating product discovery and driving engagement with our retail and brand customers.

WMH holds a strong belief in the power of cannabis and the importance of enabling safe, legal access to consumers worldwide. Since inception, WMH has worked tirelessly, not only to become the most comprehensive platform for consumers, but to build the software solutions that power businesses compliantly in the space, to advocate for legalization, social equity, and licensing in many jurisdictions, and to facilitate further learning through partnering with subject matter experts on providing detailed, accurate information about the plant.

Headquartered in Irvine, California, WMH employs approximately 430 professionals around the world. WMH supports remote work for all eligible employees and has hubs in Denver, Colorado; Los Angeles, California; and Kitchener, Ontario. Visit us at www.weedmaps.com.

About Silver Spike Acquisition Corp.
Silver Spike Acquisition Corp. (SSAC), an affiliate of Silver Spike Capital, is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses.

The management team and board of directors are composed of veteran cannabis and finance industry executives and founders, including Scott Gordon, founder, and CEO of the Company, who began investing in the cannabis industry in 2014 and in 2016 co-founded and became Chairman of Egg Rock Holdings, the parent company of the Papa & Barkley family of cannabis products with related subsidiary assets in manufacturing, processing and logistics; and Dr. Orrin Devinsky, director of the Company, who is the director of the NYU Langone Comprehensive Epilepsy Center and is a Professor of Neurology, Neuroscience, Psychiatry, and Neuroscience at the NYU School of Medicine and who, since 2016 has served as the Chair of the Medical Advisory Board at Tilray, a pharmaceutical and cannabis company.

About Silver Spike Capital
Silver Spike Capital is an investment manager focused on the cannabis and alternative health & wellness industries. The firm offers diversified private credit and equity-related investment opportunities in the emerging and rapidly accelerating state and federally compliant cannabis, hemp, and other cannabinoid sectors. Silver Spike also manages a venture fund focused on the nascent psychedelics industry.

With over three decades of investment experience, Silver Spike’s investment professionals include early cannabis investors, entrepreneurs, operators, and researchers as well as emerging market finance veterans experienced in complex legal and regulatory characteristics that mirror the current cannabis landscape today. Silver Spike Capital is headquartered in New York with a satellite office in Toronto. To learn more, please visit us at www.silverspikecap.com.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and the potential success of WMH's go-to-market strategy, and expectations related to the terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of WMH’s and Silver Spike’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of WMH and Silver Spike. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Silver Spike or WMH is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to WMH; future global, regional or local economic and market conditions affecting the cannabis industry; the development, effects and enforcement of laws and regulations, including with respect to the cannabis industry; WMH’s ability to successfully capitalize on new and existing cannabis markets, including its ability to successfully monetize its solutions in those markets; WMH’s ability to manage future growth; WMH’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform and WMH’s ability to maintain and grow its two sided digital network, including its ability to acquire and retain paying customers; the effects of competition on WMH’s future business; the amount of redemption requests made by Silver Spike’s public shareholders; the ability of Silver Spike or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Silver Spike’s final prospectus dated August 7, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 and the Registration Statement (defined below), in each case, under the heading “Risk Factors,” and other documents of Silver Spike filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Silver Spike nor WMH presently know or that Silver Spike and WMH currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Silver Spike’s and WMH’s expectations, plans or forecasts of future events and views as of the date of this press release. Silver Spike and WMH anticipate that subsequent events and developments will cause Silver Spike’s and WMH’s assessments to change. However, while Silver Spike and WMH may elect to update these forward-looking statements at some point in the future, Silver Spike and WMH specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Silver Spike’s and WMH’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where To Find It

The proposed business combination will be submitted to shareholders of Silver Spike for their consideration. Silver Spike has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC which includes the definitive proxy statement to be distributed to Silver Spike’s shareholders in connection with Silver Spike’s solicitation for proxies for the vote by Silver Spike’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to WMH’s shareholders in connection with the completion of the proposed business combination. The Registration Statement was declared effective by the SEC on May 25, 2021.  Silver Spike will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Silver Spike's shareholders and other interested persons are advised to read the proxy statement / prospectus, in connection with Silver Spike's solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Silver Spike, WMH and the proposed business combination. Shareholders may also obtain a copy of the definitive proxy statement as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Silver Spike, without charge, at the SEC's website located at www.sec.gov or by directing a request to 660 Madison Ave Suite 1600, New York, NY 10065 or notices@silverspikecap.com.

Participants in the Solicitation

Silver Spike, WMH and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Silver Spike’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Silver Spike’s shareholders in connection with the proposed business combination is set forth in is the Registration Statement filed with the SEC. You can find more information about Silver Spike’s directors and executive officers in the Registration Statement and the proxy statement / prospectus. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This press release not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contacts:
Media: Travis Rexroad, trexroad@weedmaps.com
Investor Relations: Greg Stolowitz, gstolowitz@weedmaps.com